ANFIELD SUJIR KENNEDY & DURNO

BARRISTERS & SOLICITORS

1600 - 609 GRANVILLE STREET
P.O. BOX 10068 PACIFIC CENTRE
VANCOUVER, B.C. V7Y 1C3

TELEPHONE: (604) 669-1322
FACSIMILE: (604) 669-3877

03037096

REPLY TO THE ATTENTION OF: Michael Kennedy
E-MAIL: mkennedy@askdlaw.com

OUR FILE NUMBER: MK/7248

October 30, 2003

RECEIVED OCT 31 2003

SUPPL

VIA: COURIER

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs/Mesdames:

Re: BioMS Medical Corp. (the "Issuer")
Submission Pursuant to Rule 12g3-2(b) under the United States Security Act of 1934
Your File No. 82-3468-9

Further to the above-captioned matter, please find enclosed the following relevant documents since the date of the Issuer's previous submission:

INFORMATION REFERRED TO IN SECTION (b)(1)(a)(i)			WHEN IT IS REQUIRED TO BE MADE PUBLIC	BY WHOM IT IS REQUIRED TO BE MADE PUBLIC, FILED WITH ANY SUCH EXCHANGE, OR DISTRIBUTED TO SECURITY HOLDERS
1.	Information which the Issuer has made or is required to make public since June 10, 2003 (date of most recent submission) pursuant to the laws of Canada:			
	a.	news releases	immediately	Issuer
		i. Oct 28 2003		
		ii. Sep 23 2003		
		iii. Aug 29 2003		
		iv. Aug 7 2003		
	b.	material change reports (date indicated is date of material change to which report relates)	within 10 days of the material change	Issuer
		i. May 23 2003		

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

dlw 11/4

A/007429000/21961.1

INFORMATION REFERRED TO IN SECTION (b)(1)(a)(i)		WHEN IT IS REQUIRED TO BE MADE PUBLIC	BY WHOM IT IS REQUIRED TO BE MADE PUBLIC, FILED WITH ANY SUCH EXCHANGE, OR DISTRIBUTED TO SECURITY HOLDERS
c.	Form 45-102F2 Qualifying Issuer Certificate pursuant to Multilateral Instrument 45-102 i. Sep 16 2003 ii. Jul 14 2003	on or before the tenth day after the distribution date	Issuer
d.	unaudited interim financial statements for the period ended, together with Management Discussion and Analysis: i. Jun 30 2003 ii. Mar 31 2003	within 60 days from the day to which it is made up	Issuer
e.	Notice Of Intention To Make An Issuer Bid i. Form 35 - filed on Aug 7 2003 with the Alberta Securities Commission; ii. Form 62-901F - filed on Aug 7 2003 with the British Columbia Securities Commission; iii. Form 31 - filed on Aug 7 2003 with the Ontario Securities Commission;	at least 5 days before the commencement of the Issuer Bid	Issuer
f.	Letter to Shareholders dated July 29, 2003	N/A	Issuer
g.	Insider Reports (filed in connection with the Issuer Bid in item 1.e above for transactions made between September 2 and October 21, 2003)	on or before the tenth day after the date of acquisition or disposition of securities	

INFORMATION REFERRED TO IN SECTION (b)(1)(a)(i)	WHEN IT IS REQUIRED TO BE MADE PUBLIC	BY WHOM IT IS REQUIRED TO BE MADE PUBLIC, FILED WITH ANY SUCH EXCHANGE, OR DISTRIBUTED TO SECURITY HOLDERS
2. Information which the Issuer has filed or is required to file with The Toronto Stock Exchange:		
a. the same information as referred to in items 1.a and 1.d above		
b. Toronto Stock Exchange Notice of Intention to Make a Normal Course Issuer Bid required to be filed with the Toronto Stock Exchange (filed on August 7, 2003)		
3. Materials which the Issuer has distributed or is required to distribute to its security holders:		
a. the same information as referred to in item 1.d and 1.f above		

We trust you will find the foregoing satisfactory. Should you have further questions or comments, please do not hesitate to contact the undersigned.

Yours truly,

ANFIELD SUJIR KENNEDY & DURNO

per:

Michael Kennedy

MK/ro
Enclosures

BIOMS MEDICAL™

Exemption # 82-34689
Rule 12g3-2(b)
Securities Exchange Act of 1934
BioMS Medical Corp.

FOR IMMEDIATE RELEASE

www.biomsmedical.com
TSX: MS

BioMS MEDICAL RECEIVES $825,000 FROM EXERCISE OF WARRANTS

Edmonton, Alberta, October 28, 2003 - BioMS Medical Corp (TSX:MS) today announced it has received proceeds of $825,000 from the exercise of approximately 330,000 broker warrants.

"These additional funds further strengthen our cash position as we prepare our lead product, MBP8298 for the treatment of multiple sclerosis, for a pivotal clinical trial," said Kevin Giese, President of BioMS Medical.

About BioMS Medical Corp.

BioMS Medical Corp. is a biopharmaceutical company dedicated to the development and commercialization of innovative therapies. BioMS Medical's patented MBP8298 technology for the treatment of multiple sclerosis has undergone Phase I and II human clinical trials. The Company has recently licensed a second platform technology, HYC750, involving a method for mobilization of stem cells and neutrophils for the treatment of cancer therapy related side-effects. BioMS Medical trades on the Toronto Stock Exchange under the symbol MS. For further information, please visit our web site at: www.biomsmedical.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of BioMS Medical with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For further information please contact:

Ryan Giese
Corporate Communications
BioMS Medical Corp.
Phone: 780-413-7152
rgiese@biomsmedical.com

James Smith
Investor Relations, Toronto
Phone: 416-815-0700 ext. 229
jsmith@equicomgroup.com

Barry Mire
Investor Relations, Quebec and the United States
Phone: 514-939-3989
bmire@renmarkfinancial.com

FOR IMMEDIATE RELEASE **Toronto Stock Exchange Symbol: MS**

BioMS Medical Announces Warrant Extension and Re-pricing

Edmonton, Alberta, September 23, 2003- BioMS Medical Corp (TSX: MS) announces that effective on Tuesday, September 30, 2003, the term of share purchase warrants (the "Warrants") issued or issuable by BioMS, entitling the holders thereof to purchase up to 1,815,000 Class A common shares at a price of $5.80 per share on or before October 22, 2003, has been extended from October 22, 2003 to October 22, 2004 and the exercise price has been reduced from $5.80 per share to $4.00 per share.

BioMS has received undertakings from insiders of BioMS who hold a total of 9,400 Warrants that they will not exercise the Warrants beyond October 22, 2003 or at an exercise price of less than $5.80 per share unless and until approval of disinterested shareholders of BioMS is obtained in accordance with the policies of the Toronto Stock Exchange.

About BioMS Medical Corp.

BioMS Medical Corp. is a biopharmaceutical company dedicated to the development and commercialization of innovative therapies. BioMS Medical's patented MBP8298 technology for the treatment of multiple sclerosis has undergone Phase I and II human clinical trials. The Company has recently licensed a second platform technology, HYC750, involving a method for mobilization of stem cells and neutrophils for the treatment of cancer therapy related side-effects. BioMS Medical trades on the Toronto Stock Exchange under the symbol MS. For further information, please visit our web site at: www.biomsmedical.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of BioMS Medical with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For further information please contact:

Ryan Giese
Corporate Communications
BioMS Medical Corp.
Phone: 780-413-7152
wrgiese@biomsmedical.com

James Smith
Investor Relations, Toronto
Phone: 416-815-0700 ext. 229
jsmith@equicomgroup.com

Barry Mire
Investor Relations, Quebec and the United States
Phone: 514-939-3989
bmire@renmarkfinancial.com

BIOMS MEDICAL™

FOR IMMEDIATE RELEASE

www.biomsmedical.com
TSX: MS

BioMS REPORTS SECOND QUARTER 2003 FINANCIAL RESULTS

Edmonton, Alberta, Aug 29, 2003 - BioMS Medical Corp (TSX: MS), a leading developer in the treatment of multiple sclerosis (MS), today announced financial results for the second quarter ended June 30, 2003.

The consolidated net loss for the three months ended June 30, 2003 was $2.2 million or ($0.05) per share compared to a consolidated net loss of $1.6 million or ($0.03) per share for the same period in 2002. For the six months ended June 30, 2003, consolidated net loss was $3.2 million or ($0.06) per share compared to $3.5 million or ($0.07) per share for the same period in 2002. Total consolidated expenses for the three months ended June 30, 2003 were $2.4 million as compared to $1.7 million for the same period in 2002. Total consolidated expenses for the six months ended June 30, 2003 were $3.6 million compared to $3.8 million for the same period in 2002. The largest contributors to the increase in total expenditures in the second quarter were increased development expenses resulting from work on MBP8298 in preparation for the application for, and commencement of, the next phase of clinical trials, and higher general and administrative expenses resulting from overall increased activity in the Company.

As at June 30, 2003 the Company had cash and short-term investments totalling $21.3 million as compared to $23.9 million at December 31, 2002. At June 30, 2003, the Company had working capital of $19.8 million as compared to $22.1 million at December 31, 2002. The current working capital is sufficient for the Company to meet its ongoing obligations.

"During the quarter, we made excellent progress in designing the pivotal clinical trial protocol for MBP8298 and in securing manufacturing capabilities for our drug," said Mr. Kevin Giese, President of BioMS Medical. "In the coming months, we intend to make regulatory submissions for this trial in Canada and internationally and are targeting commencement of the trial in 2003."

MBP8298 is a synthetic peptide therapeutic for the treatment of multiple sclerosis (MS). The MBP8298 peptide is designed to reduce the disease-associated production of a group of antibodies that are implicated in damaging the central nervous system. In a double-blinded Phase II clinical trial, MBP8298 was shown over a two-year period to halt the progression of the disease in 100% of patients with either HLA-DR2 or HLA-DR4 immune response genes, whereas 60% of patients on placebo with this genetic makeup had disease progression ($p=0.01$). Approximately 75% of the estimated 2 million MS patients worldwide carry either HLA-DR2 or HLA-DR4 genes.

About BioMS Medical Corp.

BioMS Medical Corp. is a biopharmaceutical company dedicated to the development and commercialization of innovative therapies. BioMS Medical's patented MBP8298 technology for the treatment of multiple sclerosis has undergone Phase I and II human clinical trials. The Company has recently licensed a second platform technology, HYC750, involving a method for mobilization of stem cells and neutrophils for the treatment of cancer therapy related side-effects. BioMS trades on the Toronto Stock Exchange under the symbol MS. For further information, please visit our web site at: www.biomsmedical.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of BioMS with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information, please contact:

Ryan Giese
Corporate Communications
BioMS Medical Corp.
Phone: 780-413-7152
wrgiese@biomsmedical.com

James Smith
Investor Relations, Toronto
Phone: 416-815-0700 ext. 229
jsmith@equicomgroup.com

Barry Mire
Investor Relations, Quebec and the United States
Phone: 514-939-3989
bmire@renmarkfinancial.com

Exemption # 82-34689
Rule 12g3-2(b)
Securities Exchange Act of 1934
BioMS Medical Corp.

INVESTOR RELATIONS CONTACT:
James Smith
The Equicom Group Inc.
(416) 815-0700 ext. 229

BIOMS MEDICAL™

FOR IMMEDIATE RELEASE

www.biomsmedical.com

BioMS MEDICAL ANNOUNCES ITS INTENTION TO INITIATE A NORMAL COURSE ISSUER BID

Edmonton, Alberta, August 7, 2003 - BioMS Medical Corp (TSX: MS) announced today that, subject to regulatory approval, its Board of Directors has authorized the purchase of up to 500,000 of its Class A common shares (the "Common Shares") representing approximately 1% of the Company's Class A Common Shares, under a normal course issuer bid pursuant to the rules of the Toronto Stock Exchange ("TSX").

The period of the bid will commence August 15, 2003 and will expire August 14, 2004 or such earlier date as the Company may complete its purchases. The price at which the Company will purchase its shares will be the market price thereof at the time of acquisition. Purchases of Common Shares will be made in the open market through the facilities of the TSX. Any Common Shares acquired by the Company will be cancelled. The Company has 48,709,671 Common Shares issued and outstanding as of August 7, 2003.

"BioMS Medical has a strong cash position and the Board believes that the market price of the Common Shares may not fully reflect the value of the Company's business and its future business prospects," says the Company's Chairman, Clifford D. Giese, "As a result, the Board has concluded that the purchase and cancellation of the Common Shares may represent an appropriate and desirable use of the Company's funds and provide market stability."

About BioMS Medical Corp.
BioMS Medical Corp. is a biopharmaceutical company dedicated to the development and commercialization of innovative therapies. BioMS Medical's patented MBP8298 technology for the treatment of multiple sclerosis has undergone Phase I and II human clinical trials. The Company has recently licensed a second platform technology, HYC750, involving a method for mobilization of stem cells and neutrophils for the treatment of cancer therapy related side-effects. BioMS Medical trades on the Toronto Stock Exchange under the symbol MS. For further information, please visit our web site at: www.biomsmedical.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of BioMS Medical with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For further information please contact:

Ryan Giese
Corporate Communications
BioMS Medical Corp.
Phone: 780-413-7152
wrgiese@biomsmedical.com

James Smith
Investor Relations, Toronto
Phone: 416-815-0700 ext. 229
jsmith@equicomgroup.com

Barry Mire
Investor Relations, Quebec and the United States
Phone: 514-939-3989
bmire@renmarkfinancial.com

BC FORM 53-901F
or
ALBERTA AND ONTARIO FORM 27

MATERIAL CHANGE REPORT UNDER
SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
SECTION 146(1) OF THE SECURITIES ACT (ALBERTA)
SECTION 75(2) OF THE SECURITIES ACT (ONTARIO) (the "Acts")

Item 1. **Reporting Issuer**

BioMS Medical Corp.
6030 – 88th Street, Edmonton, Alberta T6E 6G4

Item 2. **Date of Material Change**

May 23, 2003

Item 3. **Press Release**

May 23, 2003

Item 4. **Summary of Material Change**

The Issuer announced that it had received positive final results from its Phase II clinical trial for the treatment of multiple sclerosis (MS) with its synthetic peptide MBP8298.

Item 5. **Full Description of Material Change**

See attached press release.

Item 6. **Reliance On Sections 75(3), 85(2) and 146(2) of the Acts**

N/A

Item 7. **Omitted Information**

N/A

Item 8. **Senior Officers**

To obtain further information, contact Kevin A. Giese, President and Chief Executive Officer or Clifford D. Giese, Chairman and Chief Financial Officer at (780) 413-7152

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at ____Vancouver, B.C.______ this 26th day of May, 2003.

"Michael Kennedy"

Michael Kennedy - Secretary

FOR IMMEDIATE RELEASE **Toronto Stock Exchange Symbol: MS**

BioMS Medical Reports Positive Final Phase II Results In Multiple Sclerosis Trial

- Company plans pivotal trial in Multiple Sclerosis -

Edmonton, Alberta, May 23, 2003 - BioMS Medical Corp (TSX: MS) today announced positive final results from its Phase II clinical trial for the treatment of multiple sclerosis (MS) with its synthetic peptide MBP8298. The MBP8298 peptide is designed to reduce the disease-associated production of a group of anti-MBP antibodies that are reactive with the central nervous system.

"The strength of these results confirms our confidence that MBP8298 has the real potential to achieve our ultimate objective, to commercialize a best-in-class compound for the treatment of MS," said Mr. Kevin Giese, President of BioMS Medical. "In anticipation of these positive results, we have been preparing the regulatory submissions for a pivotal confirmatory clinical trial, targeted to commence in 2003."

The 4 year Phase II trial enrolled 32 patients with either Primary or Secondary Progressive MS. The study had two phases, a two-year randomized double-blinded, placebo-controlled phase, followed by a two-year open label phase. During the double-blinded phase patients were given 500 mg of the MBP8298 peptide intravenously every 6 months. Data from the trial was analyzed both in terms of overall results, and in terms of a genetic sub-group of patients who carried either HLA-DR2 or HLA-DR4 immune response genes ("DR2/4"). These genes are associated with T-helper cells involved in the production of anti-MBP antibodies targeted by the MBP8298 peptide.

Whereas the incidence of DR2/4 genes in the normal population is relatively low, in the MS population patients that have either the DR2 or DR4 genes account for approximately 75% of the estimated 2 million MS patients worldwide. Of 32 patients enrolled in the double-blinded phase of the trial, there was a representative sample of 20 patients that carried either the DR2 or the DR4 genes, and these were evenly divided between patients dosed with MBP8298 (n=10) and placebo (n=10).

Statistically Significant Results in Patients with HLA-DR2 or HLA-DR4 Genes

Clinical progression was measured by changes in score on the Expanded Disability Status Scale ("EDSS"), as the primary clinical indicator. EDSS is used to assess patients' ability to function on a scale of 0 to 10. Patients were considered to have progressed if they had a confirmed change in EDSS of greater than or equal to 1.0 when their baseline score was less than or equal to 5.0, or a change of greater than or equal to 0.5 when their baseline score was greater than or equal 5.5.

At the end of the double-blinded phase, 0 out of 10 (0%) of the DR2/4 patients on MBP8298 progressed on EDSS as compared to 6 out of 10 (60%) of the patients on placebo (Fisher's Exact test p=0.0108).

"Potentially delaying the debilitating progression of MS represents a major step forward in the treatment of MS," said Mr. Kevin Giese. "A 100% stabilization rate over a two year period in the DR2/4 group exceeded our expectations."

At the end of the open label phase, only three of the DR2/4 patients on MBP8298 (30%) had progressed at 42 months, meaning that the median time to confirmed progression for the MBP8298 patients is at least four years as compared to that of the placebo patients which was 2 years (Log Rank test p=0.004). The results were equally valid for both Primary and Secondary Progressive MS patients.

Patients' anti-MBP antibody levels were also measured in relation to injections of MBP8298. In the double blinded phase, DR2/4 patients that were injected with MBP8298 showed a significant and sustained reduction in anti-MBP antibodies. This sustained reduction was significantly related to absence of clinical progression as measured by EDSS (Fisher's Exact test p=0.0108).

In terms of safety, patients on MBP8298 showed no statistically significant difference from the placebo group in terms of adverse events, use of steroids or in the results from eight different MRI tests. No treatment-related serious adverse events were recorded in the patients receiving MBP8298, providing further confirmation of the drug's safety and tolerability.

Results in the Total Population

The 32 patients in the double blinded phase were made up of 16 patients that received MBP8298 and 16 that received placebo. In terms of EDSS, only 5 out of 16 patients on MBP8298 progressed as compared to 9 out 16 patients on placebo, which constitutes a 44% reduction in progression (Fisher's Exact test p=0.29). Similarly, in terms of the two secondary clinical outcomes, the 22 meter Timed Walk and Foot Taps, both the overall and DR2/4 sub-group results showed patients on MBP8298 scoring better than placebo, although not with statistical significance. There were no statistically significant results on any safety parameter, nor was there any serious MBP8298-related adverse event.

Further information from the Phase II MBP8298 trial can be heard on an audio webcast at the Company's website at www.biomsmedical.com

About BioMS Medical Corp.

BioMS Medical Corp. is a biopharmaceutical company dedicated to the development and commercialization of innovative therapies. BioMS Medical's patented MBP8298 technology for the treatment of multiple sclerosis has undergone Phase I and II human clinical trials. The Company has recently licensed a second platform technology, HYC750, involving a method for mobilization of stem cells and neutrophils for the treatment of cancer therapy related side-effects. BioMS trades on the Toronto Stock Exchange under the symbol MS. For further information, please visit our web site at: www.biomsmedical.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of BioMS with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For further information please contact:

Ryan Giese
Corporate Communications
BioMS Medical Corp.
Phone: 780-413-7152
rgiese@biomsmedical.com

James Smith
Investor Relations, Toronto
Phone: 416-815-0700 ext. 229
jsmith@equicomgroup.com

Barry Mire
Investor Relations, Quebec and the United States
Phone: 514-939-3989
bmire@renmarkfinancial.com

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102

"RESALE OF SECURITIES"

BioMS Medical Corp. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on September 16, 2003 of **Incentive Stock Options of BioMS Medical Corp. entitling the holder to purchase up to 100,000 Class A common shares at a price of $3.08 per share up to September 15, 2013**, BioMS Medical Corp.was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED this 16th day of September, 2003.

BIOMS MEDICAL CORP.

"Michael Kennedy"

By: ______________________

Michael Kennedy
Corporate Secretary

Instructions:

1. *If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.*

2. *If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.*

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102

"RESALE OF SECURITIES"

1. BioMS Medical Corp. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on July 14, 2003 of **Incentive Stock Options of BioMS Medical Corp. entitling the holders to purchase up to 125,000 Class A common shares at a price of $3.25 per share up to January 13, 2013**, BioMS Medical Corp.was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED this 14th day of July, 2003.

BioMS Medical Corp.

By: *"Michael Kennedy"*
Michael Kennedy
Corporate Secretary

Instructions:

1. *If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.*

2. *If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.*

BIOMS MEDICAL CORP.

(Unaudited)
Interim Consolidated Financial Statements
June 30, 2003

BIOMS MEDICAL CORP.

(Unaudited)

Interim Consolidated Balance Sheet

June 30, 2003

	June 30, 2003	December 31, 2002
ASSETS		
Current Assets		
Cash	**$ 21,332,351**	$ 23,860,849
Amounts receivable	**279,200**	72,829
Prepaid expenses	**108,314**	81,598
	21,719,865	24,015,276
Licensing costs (Note 2)	**14,006,077**	14,741,947
Property and equipment (Note 3)	**56,941**	50,294
	$ 35,782,883	$ 38,807,517
LIABILITIES		
Accounts payable	**$ 1,901,215**	$ 1,771,247
SHAREHOLDERS' EQUITY		
Share capital (Note 4)	**50,081,276**	50,081,276
Deficit	**(16,199,608)**	(13,045,006)
	33,881,668	37,036,270
	$ 35,782,883	$ 38,807,517

Approved on behalf of the Board

"Clifford D. Giese"	"Kevin A. Giese"
Signed	Signed
Director	Director

BIOMS MEDICAL CORP.

(Unaudited)

Interim Consolidated Statement of Operations

For the Six Months Ended June 30, 2003

	For the Three Months Ended		For the Six Months Ended	
	June 30, 2003	June 30, 2002	**June 30, 2003**	June 30, 2002
Revenue				
Interest income	**$ 198,084**	$ 128,601	**$ 421,217**	$ 240,303
Expenses				
General and administrative	**750,681**	481,867	**1,364,730**	729,574
Research and development	**1,273,497**	884,778	**1,468,652**	2,296,259
Amortization of licensing costs	**367,934**	367,140	**735,870**	730,743
Amortization of property and equipment	**3,821**	2,529	**6,567**	5,711
	2,395,933	1,736,314	**3,575,819**	3,762,287
Net loss	**$ 2,197,849**	$ 1,607,713	**$ 3,154,602**	$ 3,521,984
Loss per common share - basic (Note 5)	**$ 0.05**	$ 0.03	**$ 0.06**	$ 0.07

BIOMS MEDICAL CORP.

(Unaudited)

Interim Consolidated Statement of Deficit

For the Six Months Ended June 30, 2003

	For the Three Months Ended		For the Six Months Ended	
	June 30, 2003	June 30, 2002	**June 30, 2003**	June 30, 2002
Balance, beginning of period	**$14,001,759**	$ 7,156,230	**$ 13,045,006**	$ 5,241,959
Net loss	**2,197,849**	1,607,713	**3,154,602**	3,521,984
Balance, end of period	**$16,199,608**	$ 8,763,943	**$ 16,199,608**	$ 8,763,943

BIOMS MEDICAL CORP.

(Unaudited)

Interim Consolidated Statement of Cash Flows

For the Six Months Ended June 30, 2003

	For the Three Months Ended		For the Six Months Ended	
	June 30, 2003	June 30, 2002	**June 30, 2003**	June 30, 2002
Operating Activities				
Net loss	**$ (2,197,849)**	$ (1,607,713)	**$ (3,154,602)**	$ (3,521,984)
Items not involving cash:				
Amortization of licensing costs	**367,934**	367,140	**735,870**	730,743
Amortization of property and equipment	**3,821**	2,529	**6,567**	5,711
Net change in non-cash working capital balances related to operations (Note 6)	**469,580**	(160,653)	**(103,119)**	(258,564)
Cash used in operating activities	**(1,356,514)**	(1,398,697)	**(2,515,284)**	(3,044,094)
Investing Activities				
Purchase of property and equipment	**(5,423)**	(1,695)	**(13,214)**	(30,253)
Decrease in cash	**(1,361,937)**	(1,400,392)	**(2,528,498)**	(3,074,347)
Cash, beginning of period	**22,694,288**	24,125,490	**23,860,849**	25,799,445
Cash, end of period	**$21,332,351**	$22,725,098	**$ 21,332,351**	$22,725,098
Cash consists of:				
Cash	**$ 1,074,972**	$ 633,876	**$ 1,074,972**	$ 633,876
Interest bearing deposits and securities	**20,257,379**	20,091,222	**20,257,379**	20,091,222
	$21,332,351	$22,725,098	**$ 21,332,351**	$22,725,098

1. **Basis of Presentation**

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP) for interim financial statements. The accounting principles and methods of computation adopted in these financial statements are the same as those of the audited financial statements for the year ended December 31, 2002. However, these interim consolidated financial statements do not include all information and note disclosures required under Canadian GAAP for annual financial statements. Accordingly, these unaudited consolidated interim financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 2002.

2. **Licensing Costs**

	June 30, 2003			December 31, 2002
	Cost	**Accumulated Amortization**	**Net**	Net
Licensing costs	**$ 17,665,286**	**$ 3,659,209**	**$ 14,006,077**	$ 14,741,947

3. **Property and Equipment**

	June 30, 2003			December 31, 2002
	Cost	**Accumulated Amortization**	**Net**	Net
Computer equipment and software	**$ 62,241**	**$ 15,564**	**$ 46,677**	$ 40,128
Leasehold improvements	**14,155**	**3,891**	**10,264**	10,166
	$ 76,396	**$ 19,455**	**$ 56,941**	$ 50,294

4. Share Capital

Authorized:
- Unlimited number of Class A and B voting, common shares
- Unlimited number of Class C and D non-voting, common shares
- Unlimited number of Class E, F, G, H and I non-voting, redeemable, retractable, preferred shares

Class A common shares issued:

	Number of Common Shares	Amount
December 31, 2002		
Balance, beginning of year	47,897,919	$ 46,837,732
Issued for cash on exercise of share purchase warrants	658,752	2,635,008
Private placement, issued for cash	150,000	615,000
Issued for cash on exercise of employee stock options	3,000	8,911
Share issue costs	---	(15,375)
Balance, end of year	48,709,671	$ 50,081,276
June 30, 2003		
Balance, beginning and end of period	48,709,671	$ 50,081,276

The Corporation's incentive stock option plan permits the grant of stock options to employees, directors, officers and consultants of the company. The options are non-transferable. Options granted to directors and officers will terminate one year following the date the optionee ceases to be a director or hold an office of the Corporation by reason of death, or 90 days after ceasing to be a director or officer for any reason other than death. Options granted to employees and consultants will expire on the date the optionee ceases to be an employee or consultant of the Corporation. At June 30, 2003, 4,000,000 common shares were reserved for stock options.

4. **Share Capital** (Continued)

	June 30, 2003		June 30, 2002	
	Number of Options	**Weighted Average Exercise Price**	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	**2,541,500**	**$ 3.17**	1,059,500	$ 2.15
Granted	**30,000**	**4.50**	255,000	3.38
Outstanding, end of period	**2,571,500**	**$ 3.18**	1,314,500	$ 2.44

Range of Exercise Prices:

		Options Outstanding			Options Exercisable	
		Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Number Exercisable	Weighted Average Exercise Price
$0.20		159,500	$ 0.20	2.5	159,500	$ 0.20
$2.50 to	$2.99	1,122,000	2.59	3.2	591,250	2.63
$4.00 to	$4.50	1,260,000	4.02	8.9	1,230,000	4.02
$5.75		30,000	5.75	3.4	30,000	5.75
		2,571,500	3.18	5.9	2,010,750	3.34

1,571,000 options are issued to directors and 1,000,500 options are issued to employees and consultants.

In addition to the above options, the corporation has issued warrants as follows:

	Weighted Average Number of Warrants	**Subscription Price**
Outstanding, December 31, 2002 and June 30, 2003	1,650,000	$ 5.80

4. **Share Capital** (Continued)

The remaining 1,650,000 Series A share purchase warrants at June 30, 2003 have an expiry date of October 22, 2003. They entitle the holders to purchase up to an aggregate of 1,650,000 Class A common shares at the subscription price of $5.80 per share.

In addition to the above options and warrants, on October 23, 2001, the corporation issued agent's warrants entitling the holder to purchase up to 330,000 units at the subscription price of $2.50 per unit on or before October 22, 2003. Each unit consists of one Class A common share and one half of one share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one Class A common share at the subscription price of $5.80 per share on or before October 22, 2003.

5. **Loss Per Share**

Loss per common share has been calculated on the weighted average number of common shares outstanding for the period of 48,709,671 (June 30, 2002 - 47,897,919).

The effect of potential exercise of options is anti-dilutive at June 30, 2003 and is therefore not presented.

6. **Net Change in Non Cash Working Capital Items Related to Operations**

	For the Three Months Ended		For the Six Months Ended	
	June 30, 2003	June 30, 2002	**June 30, 2003**	June 30, 2002
Amounts receivable	**$ (231,913)**	$ (71,049)	**$ (206,371)**	$ (89,119)
Prepaid expenses	**14,668**	16,792	**(26,716)**	(36,686)
Accounts payable	**686,825**	(106,396)	**129,968**	(132,759)
	$ 469,580	$ (160,653)	**$ (103,119)**	$ (258,564)

7. **Related Party Transactions**

The Corporation paid management and administration amounts of $107,500 for the three months ended June 30, 2003 and $215,000 for the six months ended June 30, 2003 (2002 - $75,000 for the three months ended and $150,000 for the six months ended) and office rent in the amount of $11,600 for the three months ended June 30, 2003 and $19,475 for the six months ended June 30, 2003 (2002 - $6,600 for the three months ended and $11,400 for the six months ended) to companies controlled by directors of the Corporation.

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

8. **Subsequent Event**

The Company has received approval for a Normal Course Issuer Bid allowing the Company to repurchase up to 500,000 common shares during the period August 15, 2003 to August 14, 2004 at the market price at the time of the purchase. All common shares acquired by the Company pursuant to the Normal Course Issuer Bid will be cancelled. Any excess of the purchase price over the net book value of the common shares will be charged to deficit.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the unaudited consolidated financial statements and accompanying notes herein, as well as the audited consolidated financial statements for the fiscal year ended December 31, 2002. Unless otherwise indicated, all amounts shown are in Canadian dollars.

Overview

BioMS Medical Corp. ("BioMS" or the "Company") has licensed a synthetic peptide technology, MBP8298, for the treatment of multiple sclerosis on a worldwide basis. To date, MBP8298 has undergone Phase I and II human clinical trials. As of September 2002, the Company has also licensed a new platform technology, HYC750, involving a method for mobilizing hematopoetic cells in humans for use in the treatment of cancer therapy related side effects and other diseases. The technology has undergone certain pre-clinical testing, as well as preliminary human clinical trials. The Company has created a new Emerging Technologies Division to oversee the development of this and future related technologies. To fund its operations, the Company relies upon proceeds of public and private offerings of equity securities and interest income.

Shares of the Company commenced trading on the Toronto Stock Exchange (TSX) on September 4, 2002.

Discussion of Operations and Financial Condition

The consolidated net loss for the three months ended June 30, 2003 was $2.2 million or $0.05 per share compared with a consolidated net loss of $1.6 million or $0.03 per share for the same period in 2002. The increased loss in 2003 resulted from additional investment in research and development related to MBP8298 and an increase in general and administrative expenses. For the six months ended June 30, 2003, the consolidated net loss was $3.2 million or $0.06 per share compared to $3.5 million or $0.07 per share for the corresponding period in 2002.

Revenue

The Company reported interest revenue of $0.2 million for the three-month period ended June 30, 2003, as compared to $0.1 million for the same period in 2002. For the six-month period ended June 30, 2003, interest revenue was $0.4 million compared to $0.2 million for the same period in 2002. The Company expects that interest revenue will continue to fluctuate in relation to prevailing interest rates and amounts of funds invested.

Expenses

Total consolidated expenses for the three months ended June 30, 2003 were $2.4 million as compared with $1.7 million for the same period in 2002. The largest contributors to the increase were increased expenditures related to the development of MBP8298 and an increase in general and administrative expenses. In 2003, expenses related to the Company's direct research and development efforts accounted for $1.3 million or 53% of all expenses as compared with $0.9 million or 51% in 2002. For the six months ended June 30, 2003, consolidated expenses were $3.6 million, compared to $3.8 million for the same period in 2002.

Research and Development

Research and development expenditures for the three months ended June 30, 2003 totaled $1.3 million compared with $0.9 million in 2002. The increased expenditures were the result of the work on MBP8298 in preparation for the application for, and the commencement of, the next phase of trials. Research and development expenditures for the six months ended June 30, 2003 totaled $1.5 million compared with $2.3 million in 2002.

General and Administrative

General and administrative expenditures increased to $0.8 million for the three months ended June 30, 2003 as compared to $0.5 million in the same period in 2002. General and administrative costs represented approximately 31% of total gross expenses for the Company in 2003 compared with approximately 27% in 2002. General and administrative costs include the following: investor relations, professional fees, business development, insurance, listing fees, consulting services, office expenses, occupancy costs, management remuneration, and various other expenses relating to the operations and growth of the Company. The large increase in total expenditures is the result of a general increase in the overall activity of the Company. For the six months ended June 30, 2003, general and administrative expenditures increased to $1.4 million as compared to $0.7 million for the same period in 2002.

Liquidity and Solvency

As at June 30, 2003 the Company had cash and short-term investments totaling $21.3 million as compared to $23.9 million at December 31, 2002 and $22.7 million at June 30, 2002.

At June 30, 2003, the Company had working capital of $19.8 million as compared to $22.1 million at December 31, 2002. The current working capital is sufficient for the Company to meet its ongoing obligations.

BioMS has implemented a disciplined approach to the management of liquidity, capital and overall stability. The Company invests its cash reserves in liquid, high-grade interest bearing securities.

The Company used $1.4 million cash in operating activities for the three months ended June 30, 2003 which is the same amount that was used in the comparable period in 2002.

Outlook

BioMS expects to continue to incur operating losses until such time as its MBP8298 technology for the treatment of multiple sclerosis has received regulatory approval and is commercially available. The Company has sufficient cash to cover the expected costs of the next clinical trials in Canada for MBP8298 and HYC750. However, when BioMS commences to seek regulatory approval for MBP8298 outside of Canada, the Company will need to approach the equity markets for additional funding. The Company's ability to raise capital will depend on equity market conditions at that time.

Risks and Uncertainties

The Company's operations involve certain risks and uncertainties that are inherent to the Company's industry. The most significant known risks and uncertainties faced by the Company are described below.

Licenses and Patents. The Company's success will depend in part on its ability to obtain licenses and patents, protect its trade secrets and operate without infringing the exclusive rights of other parties. There is no guarantee that any license and patent that will be granted to the Company will bring any competitive advantage to the Company, that its license and patent protection will not be contested by third parties, or that the licenses and patents of competitors will not be detrimental to the Company's commercial activities. It cannot be assured that competitors will not independently develop products similar to the Company's products, that they will not imitate the Company's products or that they will not circumvent licenses and patents granted to the Company.

Clinical Studies. The Company is presently in the final stages of designing clinical studies for its products. These studies require considerable resources from the Company. Obtaining positive and conclusive results from these studies is an essential condition of product commercialization. Therefore, unsatisfactory results may considerably hinder the development and commercialization of the Company's products.

Regulatory Approvals. In order to commercialize its products and hence generate revenues, the Company must first obtain the approval of regulatory agencies in each of the countries where it wishes to sell its products. The Company's products may not meet the criteria established by the various agencies and, consequently, may not obtain required approvals for commercialization.

Commercialization. Once commercialized, the Company's products may potentially compete with existing products on the market. Various people in the healthcare sector, such as those who may prescribe or dispense the new drugs commercialized by the Company and the parties responsible for drug reimbursement, may select other treatments than those offered by the Company.

Competition. The Company is subject to significant competition from pharmaceutical companies, biotechnology companies, academic and research institutions as well as government agencies with greater capital resources, research and development staffs and facilities who are pursuing the development of products that are similar to the Company's. Many of these organizations have marketing capabilities superior to the Company's.

Capital Resources. In order to achieve its long term development and commercialization strategy, the Company will need to raise additional capital through the issuance of shares or collaboration agreements or partnerships that would allow the Company to finance its activities. Nothing guarantees that additional funds will be available or that they may be acquired according to acceptable terms and conditions, allowing the Company to successfully market its products.

Human Resources. Members of management and scientists are highly qualified individuals who are essential to the successful research and development of the Company's products. Loss of services from a large part of this group or the inability of the Company to attract highly qualified personnel could compromise the Company's growth.

Volatility of Share Price. The market price of the Company's shares is subject to volatility. General market conditions as well as differences between the Company's financial, scientific and clinical results and the expectations of securities analysts covering its activities can have a significant impact on the trading price of the Company's shares.

Harbor Statement. The matters discussed in this quarterly report and more specifically in this management's discussion and analysis of financial condition and results of operations are, by nature, forward looking. For the reasons mentioned above and elsewhere in this annual report, as well as for other reasons, actual results could differ materially.

Exemption # 82-34689
Rule 12g3-2(b)
Securities Exchange Act of 1934
BioMS Medical Corp.

BIOMS MEDICAL CORP.
(Unaudited - See Notice to Reader)
Interim Consolidated Financial Statements
For the Three Months Ended
March 31, 2003

NOTICE TO READER

We have compiled the interim consolidated balance sheet of BioMS Medical Corp. as at March 31, 2003 and the interim consolidated statements of operations, deficit and cash flows for the three months then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

"Collins Barrow"
Signed
Chartered Accountants

Edmonton, Alberta
May 23, 2003

BIOMS MEDICAL CORP.

(Unaudited - See Notice to Reader)

Interim Consolidated Balance Sheet

March 31, 2003

	March 31, 2003	December 31, 2002
ASSETS		
Current Assets		
Cash	$ 22,694,288	$ 23,860,849
Accounts receivable	47,287	72,829
Prepaid expenses	122,982	81,598
	22,864,557	24,015,276
Licensing costs (Note 3)	14,374,011	14,741,947
Property and equipment (Note 4)	55,339	50,294
	$ 37,293,907	$ 38,807,517
LIABILITIES		
Current Liabilities		
Accounts payable	$ 1,214,390	$ 1,771,247
SHAREHOLDERS' EQUITY		
Share capital (Note 5)	50,081,276	50,081,276
Deficit	(14,001,759)	(13,045,006)
	36,079,517	37,036,270
	$ 37,293,907	$ 38,807,517

Commitments (Note 11)

Approved on behalf of the Board

"Clifford D. Giese"	"Kevin A. Giese"
Signed	Signed
Director	Director

BIOMS MEDICAL CORP.

(Unaudited - See Notice to Reader)

Interim Consolidated Statement of Operations

For the Three Months Ended March 31, 2003

	For the Three Months Ended March 31,	
	2003	2002
Revenue		
Interest income	**$ 223,133**	$ 111,702
Expenses		
General and administrative (Note 6)	**614,049**	247,704
Amortization of licensing costs	**367,936**	363,603
Research and development (Note 7)	**195,155**	1,411,484
Amortization of property and equipment	**2,746**	3,182
	1,179,886	2,025,973
Net loss	**$ 956,753**	$ 1,914,271
Loss per common share - basic (Note 8)	**$ 0.02**	$ 0.04

BIOMS MEDICAL CORP.

(Unaudited - See Notice to Reader)

Interim Consolidated Statement of Deficit

For the Three Months Ended March 31, 2003

	For the Three Months Ended March 31,	
	2003	2002
Balance, beginning of period	**$ 13,045,006**	$ 5,241,959
Net loss	**956,753**	1,914,271
Balance, end of period	**$ 14,001,759**	$ 7,156,230

BIOMS MEDICAL CORP.

(Unaudited - See Notice to Reader)

Interim Consolidated Statement of Cash Flows

For the Three Months Ended March 31, 2003

	For the Three Months Ended March 31, 2003	2002
Operating Activities		
Net loss	**$ (956,753)**	$ (1,914,271)
Items not involving cash:		
Amortization of licensing costs	**367,936**	363,603
Amortization of property and equipment	**2,746**	3,182
Net change in non-cash working capital balances related to operations (Note 9)	**(572,699)**	(97,910)
Cash used in operating activities	**(1,158,770)**	(1,645,396)
Investing Activities		
Purchase of property and equipment	**(7,791)**	(28,559)
Decrease in cash	**(1,166,561)**	(1,673,955)
Cash, beginning of period	**23,860,849**	25,799,445
Cash, end of period	**$ 22,694,228**	$24,125,490
Cash consists of:		
Bank and trust accounts	**$ 1,831,932**	$ 1,161,306
Interest bearing deposits and securities	**20,862,356**	22,964,184
	$ 22,694,288	$24,125,490

1. **Nature of Business**

The Corporation was incorporated pursuant to the provisions of the Company Act (British Columbia) on December 15, 1998 under the name 576693 BC Ltd. The Corporation was continued into the province of Alberta on July 31, 2001. The Corporation changed its name to EPS Capital Corp. on February 9, 2001 and to BioMS Medical Corp. (BioMS) on July 30, 2001.

The Corporation is a development stage company and, through its subsidiary, has obtained an exclusive worldwide license to a new medical technology for the treatment of multiple sclerosis.

The Corporation has also obtained an exclusive worldwide license to new medical technology for mobilizing hematopoetic cells in humans.

2. **Summary of Significant Accounting Policies**

These financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2002.

Principles of Consolidation

These consolidated financial statements include the accounts of the corporation and its wholly owned subsidiary Rycor Technology Investments Corp. Any intercompany balances and transactions have been eliminated on consolidation.

Cash

Cash includes short-term investments and term deposits, which are highly liquid interest bearing marketable securities or deposits with a maturity of three months or less when purchased. The short-term investments are valued at cost.

Property and Equipment

Property and equipment is recorded at cost. Amortization is calculated on an annual 20% straight-line basis.

Licensing Costs

Costs incurred to acquire license rights and acquire product and process technology are capitalized. Capitalized costs are being amortized on the straight-line method over the term of the license agreement, being twelve years.

2. **Summary of Significant Accounting Policies** (Continued)

Revenue Recognition

Interest revenue is recognized on the accrual basis in accordance with the terms of the deposits or securities held.

Future revenues which may arise from licensing, royalties or sales of products will be recognized on an accrual basis in accordance with contractual agreements.

Research and Development Costs

Research and development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. The Corporation reassesses whether it has met the relevant criteria for deferral and amortization at each reporting date. To date, no development costs have been deferred.

Future Income Taxes

Future income taxes result principally from temporary differences in the recognition of certain revenue and expense items for financial and income tax reporting purposes. The principal items which results in timing differences between financial and tax reporting purposes are amortization and tax loss carry forwards. Due to the uncertainty surrounding the realization of the future income tax assets at March 31, 2003, no future income taxes have been reported.

Stock Based Compensation

Effective for the fiscal year ended December 31, 2002, the Company has adopted the recommendations of new CICA Handbook section 3870 *Stock-Based Compensation and Other Stock-Based Payments* with respect to its incentive stock option plan as described in Note 5. As permitted by the new standard, the Company has elected to continue measuring compensation cost based on the excess, if any, of the quoted market value of the stock at the date of the grant over the exercise price of the stock options.

Amounts received from the exercise of share options and warrants are recorded as share capital. Compensation expense is not recognized on the issuance of common share options to directors and employees as the exercise price of the options is approximately equal to the market value of the common shares at the date of grant.

2. **Summary of Significant Accounting Policies** (Continued)

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. **Licensing Costs**

	March 31, 2003			December 31, 2002
	Cost	**Accumulated Amortization**	**Net**	Net
Licensing costs	**$ 17,665,286**	**$ 3,291,275**	**$ 14,374,011**	$ 14,741,947

4. **Property and Equipment**

	March 31, 2003			December 31, 2002
	Cost	**Accumulated Amortization**	**Net**	Net
Computer equipment and software	**$ 58,261**	**$ 12,452**	**$ 45,809**	$ 40,128
Leasehold improvements	**12,713**	**3,183**	**9,530**	10,166
	$ 70,974	**$ 15,635**	**$ 55,339**	$ 50,294

5. **Share Capital**

Authorized:
Unlimited number of Class A and B voting, common shares
Unlimited number of Class C and D non-voting, common shares
Unlimited number of Class E, F, G, H and I non-voting, redeemable, retractable, preferred shares

Class A common shares issued:

	Number of Common Shares	Amount
BioMS Medical Corp.		
December 31, 2002		
Balance, beginning of year	47,897,919	$ 46,837,732
Issued for cash on exercise of share purchase warrants	658,752	2,635,008
Private placement, issued for cash	150,000	615,000
Issued for cash on exercise of of employee stock options	3,000	8,911
Share issue costs	---	(15,375)
Balance, end of year	48,709,671	$ 50,081,276
March 31, 2003		
Balance, beginning and end of period	48,709,671	$ 50,081,276

5. **Share Capital** (Continued)

The Corporation's incentive stock option plan permits the grant of stock options to employees, directors, officers and consultants of the company. The options are non-transferable. Options granted to directors and officers will terminate one year following the date the optionee ceases to be a director or hold an office of the Corporation by reason of death, or 90 days after ceasing to be a director or officer for any reason other than death. Options granted to employees and consultants will expire on the date the optionee ceases to be an employee or consultant of the Corporation. At March 31, 2003, 4,000,000 common shares were reserved for stock options.

	March 31, 2003		March 31, 2002	
	Number of Options	**Weighted Average Exercise Price**	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	**2,541,500**	**$ 3.17**	1,059,500	$ 2.15
Granted	**---**	**---**	225,000	2.97
Exercised	**---**	**---**	---	---
Outstanding, end of period	**2,541,500**	**$ 3.17**	1,284,500	$ 2.30

Range of Exercise Prices:

	Options Outstanding			Options Exercisable	
	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Number Exercisable	Weighted Average Exercise Price
$0.20	159,500	$ 0.20	2.8	159,500	$ 0.20
$2.50 to $2.99	1,122,000	2.59	3.4	582,250	2.63
$4.00 to $4.50	1,260,000	4.02	9.1	1,227,500	4.02
$5.75	30,000	5.75	3.6	30,000	5.75
	2,571,500	3.18	6.2	1,999,250	3.34

1,571,000 options are issued to directors and 970,500 options are issued to employees and consultants.

5. **Share Capital** (Continued)

In addition to the above options, the corporation has issued warrants as follows:

	Weighted Average Number of Warrants	Subscription Price
March 31, 2002		
Outstanding, beginning and end of period	5,444,283	$ 4.55
March 31, 2003		
Outstanding, beginning and end of period	1,650,000	$ 5.80

The remaining 1,650,000 Series A share purchase warrants at December 31, 2002 have an expiry date of October 22, 2003. They entitle the holders to purchase up to an aggregate of 1,650,000 Class A common shares at the subscription price of $5.80 per share.

In addition to the above options and warrants, on October 23, 2001, the corporation issued agent's warrants entitling the holder to purchase up to 330,000 units at the subscription price of $2.50 per unit on or before October 22, 2003. Each unit consists of one Class A common share and one half of one share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one Class A common share at the subscription price of $5.80 per share on or before October 22, 2003.

6. **General and Administrative Expenses**

General and administrative expenses consist primarily of consulting services, office expenses, occupancy costs and management remuneration and expenses.

7. **Research and Development Expense**

Research and development costs consist primarily of products and consulting services relating to the development and testing of technology for the treatment of multiple sclerosis.

8. **Loss Per Share**

Loss per common share has been calculated on the weighted average number of common shares outstanding for the period of 48,709,671 (March 31, 2002 - 47,897,919).

The effect of potential exercise of options is anti-dilutive at March 31, 2003 and December 31, 2002, and is therefore not presented.

9. **Net Change in Non Cash Working Capital Items Related to Operations**

	March 31, 2003	March 31, 2002
Amounts receivable	**$ 25,542**	$ (18,070)
Prepaid expenses	**(41,384)**	(53,478)
Accounts payable	**(556,857)**	(31,901)
Loan payable	**---**	5,539
	$ (572,699)	$ (97,910)

10. **Income Tax Losses**

The corporation has non-capital income tax losses in the amount of $9,794,149 in the aggregate, which were incurred for the following periods ended:

December 31, 2000	$ 659,307
December 31, 2001	3,056,691
December 31, 2002	6,078,151
	$ 9,794,149

These losses may be carried forward for seven fiscal periods. The potential income tax benefit of these losses has not been reflected in the financial statements to March 31, 2003.

11. **Commitments**

The corporation has entered into a licensing agreement to cover certain patent claims related to Medical Technology for the treatment of Multiple Sclerosis. The licensing agreement requires payment of a monthly maintenance fee plus royalties on an escalating scale based on net sales of the licensed product.

On September 25, 2002, the corporation entered into a licensing agreement to cover certain patent claims relating to new medical technology for mobilizing hematopoetic cells in humans. This licensing agreement requires payment of an initial licensing fee to be made concurrently with execution of the Clinical Research Program Agreement, additional payments upon reaching certain objectives, and royalties on an escalating scale based on net sales of the licensed product.

12. **Financial Instruments**

Fair value estimates are made as of a specific point in time using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.

Financial instruments of the corporation consist mainly of cash, amounts receivable and accounts payable. As at March 31, 2003, there are no significant differences between the carrying amounts of these items and their estimated fair values.

13. **Related Party Transactions**

The Corporation paid management and administration amounts of $107,500 and office rent in the amount of $7,875 to companies controlled by directors of the Corporation.

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the unaudited consolidated financial statements and accompanying notes. Unless otherwise indicated, all amounts shown are in Canadian dollars.

Overview

BioMS Medical Corp. ("BioMS" or the "Company") has licensed a synthetic peptide technology, MBP8298, for the treatment of multiple sclerosis on a worldwide basis. To date, MBP8298 has undergone Phase I and II human clinical trials. As of September 2002, the Company has also licensed a new platform technology, HYC750, involving a method for mobilizing hematopoetic cells in humans for use in the treatment of cancer therapy related side effects and other diseases. The technology has undergone certain pre-clinical testing, as well as preliminary human clinical trials. The Company has created a new Emerging Technologies Division to oversee the development of this and future related technologies. To fund its operations, the Company relies upon proceeds of public and private offerings of equity securities and interest income.

Shares of the Company commenced trading on the Toronto Stock Exchange (TSX) on September 4, 2002.

Discussion of Operations and Financial Condition

The consolidated net loss for the three months ended March 31, 2003 was $0.9 million or $0.02 per share compared with a consolidated net loss of $1.9 million or $0.04 per share for the same period in 2002. The decreased loss in 2003 resulted primarily from reduced investment in research and development related to MBP8298.

Revenue

The Company reported interest revenue of $.2 million for the three month period ended March 31, 2003, as compared to $.1 million for the same period in 2002. The Company expects that interest revenue will continue to fluctuate in relation to prevailing interest rates and amounts of funds invested.

Expenses

Total consolidated expenses for the three months ended March 31, 2003 were $1.2 million as compared with $2.0 million in the same period in 2002. The largest contributor to the decrease was the reduced expenditures related to the development of MBP8298. In 2003, expenses related to the Company's direct research and development efforts accounted for $.2 million or 17% of all expenses as compared with $1.4 million or 70% in 2002.

Research and Development

Research and development expenditures for the three months ended March 31, 2003 totaled $.2 million compared with $1.4 million in 2002. The reduced expenditures were the result of the winding down of the work on MBP8298 in preparation for the application for, and the commencement of, the next phase of trials.

General and Administrative

General and administrative expenditures increased to $.6 million for the three months ended March 31, 2003 as compared to $.2 million in the same period in 2002. General and administrative costs represented approximately 52% of total gross expenses for the Company in 2003 compared with approximately 12% in 2002. General and administrative costs include the following: investor relations, professional fees, business development, insurance, listing fees, consulting services, office expenses, occupancy costs, management remuneration, and various other expenses relating to the operations and growth of the Company. The large increase in the total expenditures is the result of a general increase in the overall activity of the Company.

Liquidity and Solvency

As at March 31, 2003 the Company had cash and short-term investments totaling $22.7 million as compared to $23.9 million at March 31, 2002.

At March 31, 2003, the Company had working capital of $21.6 million as compared to $22.1 million at December 31, 2002. The current working capital is sufficient for the Company to meet its on going obligations.

BioMS has implemented a disciplined approach to the management of liquidity, capital and overall stability. The Company invests its cash reserves in liquid, high-grade interest bearing securities.

The Company used $1.2 million cash in operating activities for the three months ended March 31, 2003 as compared to $1.6 million in the same period ended March 31, 2002.

Outlook

BioMS expects to continue to incur operating losses until such time as its MBP8298 technology for the treatment of Multiple Sclerosis has received regulatory approval and is available for commercial production. The company has sufficient cash to cover the expected costs of the next clinical trials in Canada for MBP8298 and HYC750. However when BioMS commences to seek regulatory approval for MBP8298 outside of Canada the Company will need to approach the equity markets for additional funding. The Company's ability to raise capital will depend on equity market conditions at that time.

Risks and Uncertainties

The Company's operations involve certain risks and uncertainties that are inherent to the Company's industry. The most significant known risks and uncertainties faced by the Company are described below.

Licenses and Patents. The Company's success will depend in part on its ability to obtain licenses and patents, protect its trade secrets and operate without infringing the exclusive rights of other parties. There is no guarantee that any license and patent that will be granted to the Company will bring any competitive advantage to the Company, that its license and patent protection will not be contested by third parties, or that the licenses and patents of competitors will not be detrimental to the Company's commercial activities. It cannot be assured that competitors will not independently develop products similar to the Company's products, that they will not imitate the Company's products or that they will not circumvent licenses and patents granted to the Company.

Clinical Studies. The Company is presently in the final stages of designing clinical studies for its products. These studies require considerable resources from the Company. Obtaining positive and conclusive results from these studies is an essential condition of product commercialization. Therefore, unsatisfactory results may considerably hinder the development and commercialization of the Company's products.

Regulatory Approvals. In order to commercialize its products and hence generate revenues, the Company must first obtain the approval of regulatory agencies in each of the countries where it wishes to sell its products. The Company's products may not meet the criteria established by the various agencies and, consequently, may not obtain required approvals for commercialization.

Commercialization. Once commercialized, the Company's products may potentially compete with existing products on the market. Various people in the healthcare sector, such as those who may prescribe or dispense the new drugs commercialized by the Company and the parties responsible for drug reimbursement, may select other treatments than those offered by the Company.

Competition. The Company is subject to significant competition from pharmaceutical companies, biotechnology companies, academic and research institutions as well as government agencies with greater capital resources, research and development staffs and facilities who are pursuing the development of products that are similar to the Company's. Many of these organizations have marketing capabilities superior to the Company's.

Capital Resources. In order to achieve its long term development and commercialization strategy, the Company will need to raise additional capital through the issuance of shares or collaboration agreements or partnerships that would allow the Company to finance its activities. Nothing guarantees that additional funds will be available or that they may be acquired according to acceptable terms and conditions, allowing the Company to successfully market its products.

Human Resources. Members of management and scientists are highly qualified individuals who are essential to the successful research and development of the Company's products. Loss of services from a large part of this group or the inability of the Company to attract highly qualified personnel could compromise the Company's growth.

Volatility of Share Price. The market price of the company's shares is subject to volatility. General market conditions as well as differences between the Company's financial, scientific and clinical results and the expectations of securities analysts covering its activities can have a significant impact on the trading price of the Company's shares.

Harbor Statement. The matters discussed in this annual report and more specifically in this management's discussion and analysis of financial condition and results of operations are, by nature, forward looking. For the reasons mentioned above and elsewhere in this annual report, as well as for other reasons, actual results could differ materially.

A·S·C
ALBERTA SECURITIES COMMISSION

FORM 35

NOTICE OF INTENTION TO MAKE AN ISSUER BID

ITEM 1. Name of Issuer:

BioMS Medical Corp.

ITEM 2. Securities Sought:

500,000 Class A common shares

ITEM 3. Time period:

The bid will commence on August 15, 2003 and will close on August 14, 2004 or such earlier date as the Issuer completes its purchases

ITEM 4. Method of Acquisition:

Purchases will be made in the open market through the facilities of the Toronto Stock Exchange

ITEM 5. Consideration Offered:

The prevailing market price at the time of acquisition

ITEM 6. Payment for Securities:

Payment will be made in cash in accordance with the normal trade settlement rules of the Toronto Stock Exchange

ITEM 7. Reasons for the Issuer Bid:

To provide market stability. The Issuer believes the market price of its Class A common shares may not fully reflect the value of the Issuer's business and its future business prospects.

ITEM 8. Acceptance of Bid:

(a) No directors or senior officers currently intend to accept the issuer bid.

(b) To the knowledge of the Issuer, no person who is: (1) an associate of a director or senior officer of the issuer; (2) a person or company holding 10% or more of any class of equity securities of the Issuer; or (3) a person or company acting jointly or in concert with the Issuer; currently intends to accept the bid.

ITEM 9. Benefits from Bid:

None.

ITEM 10. Material Changes in the Affairs of the Issuer:

There are currently no plans or proposals for material changes in the affairs of the Issuer which have not been publicly disclosed.

Signature:

"Michael Kennedy"
Michael Kennedy, Corporate Secretary

This notice must be signed by a director or senior officer of the issuer duly authorized to sign.

August 7, 2003
DATE OF NOTICE

IT IS AN OFFENCE UNDER THE SECURITIES ACT AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES IN WHICH IT IS MADE, IS A MISREPRESENTATION.

ANY FEE PAYABLE TO THE ALBERTA SECURITIES COMMISSION UNDER THE SECURITIES ACT, THE SECURITIES REGULATION AND THE ALBERTA SECURITIES COMMISSION RULES SHALL BE PAID TO THE ALBERTA SECURITIES COMMISSION IN ACCORDANCE WITH THE REQUIREMENTS OF THE FEE SCHEDULE TO THE SECURITIES REGULATION. ANY FAILURE TO ACCOMPANY A FORM OR APPLICATION WITH THE PRESCRIBED FEE SHALL RESULT IN THE RETURN OF THAT FORM OR APPLICATION.

This is the form required under section 99 (f) of the *Securities Act* for a notice of intention.

BC FORM 62-901F (Previously Form 31)

Securities Act

NOTICE OF INTENTION TO MAKE AN ISSUER BID

ITEM 1. Name of Issuer

BioMS Medical Corp.

ITEM 2. Securities Sought

500,000 Class A common shares

ITEM 3. Time Period

The bid will commence on August 15, 2003 and will close on August 14, 2004 or such earlier date as the Issuer completes its purchases

ITEM 4. Method of Acquisition

Purchases will be made in the open market through the facilities of the Toronto Stock Exchange

ITEM 5. Consideration Offered

The prevailing market price at the time of acquisition

ITEM 6. Payment for Securities

Payment will be made in cash in accordance with the normal trade settlement rules of the Toronto Stock Exchange

ITEM 7. Reasons for Bid

To provide market stability. The Issuer believes the market price of its Class A common shares may not fully reflect the value of the Issuer's business and its future business prospects.

ITEM 8. Acceptance of Bid

(a) No directors or senior officers currently intend to accept the issuer bid.

(b) To the knowledge of the Issuer, no person who is: (1) an associate of a director or senior officer of the issuer; (2) a person or company holding 10% or more of any class of equity securities of the Issuer; or (3) a person or company acting jointly or in concert with the Issuer; currently intends to accept the bid.

ITEM 9. Benefits from Bid

None.

ITEM 10. Material Changes in the Affairs of Issuer

There are currently no plans or proposals for material changes in the affairs of the Issuer which have not been publicly disclosed.

ITEM 11. Signature

"Michael Kennedy"
Michael Kennedy, Corporate Secretary

ITEM 12. Date of Notice

August 7, 2003

Form 31

Securities Act

NOTICE OF INTENTION TO MAKE AN ISSUER BID

ITEM 1. Name of Issuer

BioMS Medical Corp.

ITEM 2. Securities Sought

500,000 Class A common shares

ITEM 3. Time Period

The bid will commence on August 15, 2003 and will close on August 14, 2004 or such earlier date as the Issuer completes its purchases

ITEM 4. Method of Acquisition

Purchases will be made in the open market through the facilities of the Toronto Stock Exchange

ITEM 5. Consideration Offered

The prevailing market price at the time of acquisition

ITEM 6. Payment for Securities

Payment will be made in cash in accordance with the normal trade settlement rules of the Toronto Stock Exchange

ITEM 7. Reasons for Bid

To provide market stability. The Issuer believes the market price of its Class A common shares may not fully reflect the value of the Issuer's business and its future business prospects.

ITEM 8. Acceptance of Bid

(a) No directors or senior officers currently intend to accept the issuer bid.

(b) To the knowledge of the Issuer, no person who is: (1) an associate of a director or senior officer of the issuer; (2) a person or company holding 10% or more of any class of equity securities of the Issuer; or (3) a person or company acting jointly or in concert with the Issuer; currently intends to accept the bid.

ITEM 9. Benefits from Bid

None.

ITEM 10. Material Changes in the Affairs of Issuer

There are currently no plans or proposals for material changes in the affairs of the Issuer which have not been publicly disclosed.

ITEM 11. Signature

"Michael Kennedy"
Michael Kennedy, Corporate Secretary

ITEM 12. Date of Notice

August 7, 2003

BIOMS MEDICAL™

July 29, 2003

Dear Shareholder,

Management is very excited that a **MAJOR PIECE** of the **"BioMS Puzzle"** has been completed. The findings of the **genetic link, *DR2 & DR4***, greatly increase the potential success of MBP8298. We are currently working with our regulatory team in putting the final pieces together for the commencement of our pivotal trial.

Summer seems to be a rather difficult time for our share price at BioMS and **management feels we are undervalued** and is continually trying to find new investors. Below are some interesting facts in regards to our share price, trading volume and market value:

1. A survey was conducted in October 2002 to determine where BioMS was ranked amongst Canadian Healthcare Companies. **BioMS was ranked 10th based on market cap value with our stock trading at $4.05.**
2. BioMS was listed September 4, 2002 on the Toronto Stock Exchange (TSX) and has traded a cumulative **volume of 2,460,918** shares to June 30, 2003 **with our share price ranging from $3.05 to $4.50.**
3. July 2003, BioMS was ranked **#749 largest publicly traded Canadian Corporations** as measured by assets.
4. BioMS **estimates it has over 2800 registered and non-registered shareholders.**
5. If every registered and non-registered shareholder bought or encouraged a friend to buy 1000 shares, the cumulative purchase of 2.8 million shares would be **approximately 110% of the trading volume of the last 10 months on the TSX.**

Historically, share prices increase when development milestones are reached and company's products move closer to market approval. We expect nothing less and **"we believe the science of BioMS will greatly reward our shareholders"**. Thank you for your continued support.

Yours truly,

Clifford Giese
Chairman

PS – If you have any potential investors we would be pleased to send them an investor kit or contact them. Please forward names and instructions.

"A Discovery With Promise for MS Patients Around the World"

6030 - 88 Street, Edmonton, AB T6E 6G4 • Ph: (780) 413-7152 • Fax: (780) 408-3040 • Toll Free: 1-866-701-6033 • Website: www.biomsmedical.c

POSITIVE
PHASE II RESULTS
GENETIC LINK DISCOVERED

- DR2 or DR4 Genes Account for Approximately 75% of MS Patients
- Phase II DR2/DR4 Patients 100% Stabilization over 24 Months (10/10), 70% Stabilization over 42 Months (7/10)
- Overall Results in all Patients Positive

BIOMS MEDICAL™

www.biomsmedical.com
TSX: MS

FOR IMMEDIATE RELEASE

BioMS Medical Reports Positive Final Phase II Results In Multiple Sclerosis Trial

- Company plans pivotal trial in Multiple Sclerosis-

Edmonton, Alberta, May 23, 2003 – BioMS Medical Corp (TSX: MS) today announced positive final results from its Phase II clinical trial for the treatment of multiple sclerosis (MS) with its synthetic peptide MBP8298. The MBP8298 peptide is designed to reduce the disease-associated production of a group of anti-MBP antibodies that are reactive with the central nervous system.

"The strength of these results confirms our confidence that MBP8298 has the real potential to achieve our ultimate objective, to commercialize a best-in-class compound for the treatment of MS," said Mr. Kevin Giese, President of BioMS Medical. "In anticipation of these positive results, we have been preparing the regulatory submissions for a pivotal confirmatory clinical trial, targeted to commence in 2003."

The 4 year Phase II trial enrolled 32 patients with either Primary or Secondary Progressive MS. The study had two phases, a two-year randomized double-blinded, placebo-controlled phase, followed by a two-year open label phase. During the double-blinded phase patients were given 500 mg of the MBP8298 peptide intravenously every 6 months. Data from the trial was analyzed both in terms of overall results, and in terms of a genetic sub-group of patients who carried either HLA-DR2 or HLA-DR4 immune response genes ("DR2/4"). These genes are associated with T-helper cells involved in the production of anti-MBP antibodies targeted by the MBP8298 peptide.

Whereas the incidence of DR2/4 genes in the normal population is relatively low, in the MS population patients that have either the DR2 or DR4 genes account for approximately 75% of the estimated 2 million MS patients worldwide. Of 32 patients enrolled in the double-blinded phase of the trial, there was a representative sample of 20 patients that carried either the DR2 or the DR4 genes, and these were evenly divided between patients dosed with MBP8298 (n=10) and placebo (n=10).

Statistically Significant Results in Patients with HLA-DR2 or HLA-DR4 Genes

Clinical progression was measured by changes in score on the Expanded Disability Status Scale ("EDSS"), as the primary clinical indicator. EDSS is used to assess patients' ability to function on a scale of 0 to 10. Patients were considered to have progressed if they had a confirmed change in EDSS of ≥ 1.0 when their baseline score was ≤ 5.0, or a change of ≥ 0.5 when their baseline score was ≥ 5.5.

At the end of the double-blinded phase, 0 out of 10 (0%) of the DR2/4 patients on MBP8298 progressed on EDSS as compared to 6 out of 10 (60%) of the patients on placebo (Fisher's Exact test $p=0.0108$).

"Potentially delaying the debilitating progression of MS represents a major step forward in the treatment of MS," said Mr. Kevin Giese. "A 100% stabilization rate over a two year period in the DR2/4 group exceeded our expectations."

At the end of the open label phase, only three of the DR2/4 patients on MBP8298 (30%) had progressed at 42 months, meaning that the median time to confirmed progression for the MBP8298 patients is at least four years as compared to that of the placebo patients which was 2 years (Log Rank test $p=0.004$). The results were equally valid for both Primary and Secondary Progressive MS patients.

Patients' anti-MBP antibody levels were also measured in relation to injections of MBP8298. In the double blinded phase, DR2/4 patients that were injected with MBP8298 showed a significant and sustained reduction in anti-MBP antibodies. This sustained reduction was significantly related to absence of clinical progression as measured by EDSS (Fisher's Exact test p=0.0108).

In terms of safety, patients on MBP8298 showed no statistically significant difference from the placebo group in terms of adverse events, use of steroids or in the results from eight different MRI tests. No treatment-related serious adverse events were recorded in the patients receiving MBP8298, providing further confirmation of the drug's safety and tolerability.

Results in the Total Population

The 32 patients in the double blinded phase were made up of 16 patients that received MBP8298 and 16 that received placebo. In terms of EDSS, only 5 out of 16 patients on MBP8298 progressed as compared to 9 out 16 patients on placebo, which constitutes a 44% reduction in progression (Fisher's Exact test p=0.29). Similarly, in terms of the two secondary clinical outcomes, the 22 meter Timed Walk and Foot Taps, both the overall and DR2/4 sub-group results showed patients on MBP8298 scoring better than placebo, although not with statistical significance. There were no statistically significant results on any safety parameter, nor was there any serious MBP8298-related adverse event.

Further information from the Phase II MBP8298 trial can be heard on an audio webcast at the Company's website at www.biomsmedical.com

About BioMS Medical Corp.

BioMS Medical Corp. is a biopharmaceutical company dedicated to the development and commercialization of innovative therapies. BioMS Medical's patented MBP8298 technology for the treatment of multiple sclerosis has undergone Phase I and II human clinical trials. The Company has recently licensed a second platform technology, HYC750, involving a method for mobilization of stem cells and neutrophils for the treatment of cancer therapy related side-effects. BioMS trades on the Toronto Stock Exchange under the symbol MS. For further information, please visit our web site at: www.biomsmedical.com.

For further information please contact:

Ryan Giese
Corporate Communications
BioMS Medical Corp.
Phone: 780-413-7152
rgiese@biomsmedical.com



The whole picture

BIOMS
MEDICAL™



the
whole
picture

“My wife Robin has been on MBP8298 since 1996.

Because of the impact the treatment has had on our lives we've made it our mission to ensure that the treatment is available to other MS patients as soon as possible.”

Cliff Giese, Chairman
BioMS Medical Corp.

No one with the chronic form of this disease has ever had a chance to have their condition stabilized until now…the quality of life that is restored to each one of us is almost unimaginable to the common healthy person. JUDY

Three months later… the disease had become dormant… her condition improved noticeably. DOREEN'S HUSBAND

On a scale of 1 to 10 with 1 being normal and 10 being debilitating, I was a 14. …peptide brought me back down to normal at 1.3. CAROLYN

MS is co
autoimm
and affects a
2.5 milli
worl

BioMS h
licensed a
HYC750,
method for
of hemato
in huma
multi
potent

**The marke
MS dru
is now $2.5
US and expe
pass the $4
US mark by**

here are currently no effective drugs for chronic progressive MS patients

We have successfully completed Phases I and II of MBP8298 human clinical trials

MBP8298 is a synthetically manufactured, protein based peptide discovered by Dr. Ken Warren and Ingrid Catz at the University of Alberta

BioMS Medical has licensed the worldwide rights to MBP8298 from the University of Alberta

BioMS Medical has raised over $36 million to date and is one of the top biotech companies in Canada

MBP8298 could greatly improve the quality of life for countless MS patients ...and you'll have been part of the solution!

Up
complet
trial,

MBP8
appr
as a

MBP8298 is patent protected in 24 countries including the United States and Canada

No peptide related side effects have been observed in over 100 patients since 1992

Still a few pieces

As a shareholder you will share in the future financial success of the company

OTTO BEERWART was the first MBP8298 recipient and has benefitted from the treatment for 10 years.

"If it were not for this peptide, I would be in an institution, bedridden. Thank you." OTTO BEERWART

The whole picture... coming together

How do you purchase shares?



- THROUGH A STOCKBROKER:
  Your stockbroker only needs to know the following:

COMPANY NAME:	BioMS Medical Corp.
TRADING EXCHANGE:	Toronto Stock Exchange (TSX)
TRADING SYMBOL:	MS

- THROUGH AN INTERNET TRADING ACCOUNT:
  The information you will require is basically the same as above.

- THROUGH YOU BANK OR CREDIT UNION:
  Make an appointment with your Bank Manager, who will make all the necessary arrangements for you.

- THROUGH A FINANCIAL ADVISOR:
  Most Financial Advisory Firms have a connection with a brokerage house, which will allow them to purchase shares on your behalf.

Ryan Giese
Corporate Communications
BioMS Medical Corp.
Tel: 780-413-7152
Fax: 780-408-3040
rgiese@biomsmedical.com

BIOMS
MEDICAL™

FOR MORE INFORMATION VISIT US AT:
www.biomsmedical.com
OR CALL US AT 1-866-701-6033

BioMS is a public company and is traded on the Toronto Stock Exchange under the symbol MS

NOTICE OF INTENTION TO MAKE A NORMAL COURSE ISSUER BID

TO: The Toronto Stock Exchange

Item 1 **Name of Issuer**

BioMS Medical Corp.

Item 2 **Shares Sought**

500,000 Class A common shares representing approximately 1% of the Issuer's 48,709,671 issued and outstanding Class A common shares as of August 7, 2003.

Item 3 **Duration**

The bid will commence on August 15, 2003 and will close on August 14, 2004 or such earlier date as the Issuer completes its purchases

Item 4 **Method of Acquisition**

Purchases will be made in the open market through the facilities of the Toronto Stock Exchange and payment will be made in accordance with Toronto Stock Exchange policies. All Class A common shares purchased will be immediately cancelled.

Item 5 **Consideration Offered**

The prevailing market price at the time of acquisition

Item 6 **Reasons for the Normal Course Issuer Bid**

To provide market stability. The Issuer believes the market price of its Class A common shares may not fully reflect the value of the Issuer's business and its future business prospects.

Item 7 **Valuation**

N/A

Item 8 **Previous Purchases**

The Issuer has not purchased any of its Class A common shares in the previous 12 months.

Item 9 **Persons Acting Jointly or In Concert with the Issuer**

There are no persons acting jointly or in concert with the Issuer.

Item 10 **Acceptance by Insiders, Affiliates and Associates**

No director or senior officer of the company currently intends to sell Class A common shares of the Issuer during the course of the normal course issuer bid. To the knowledge of the Issuer, no person who is (a) an associate of a director or senior officer of the Issuer;

(b) a person acting jointly or in concert with the Issuer; or (c) a person holding 10% or more of any class of equity securities of the Issuer; currently intends to sell Class A common shares of the Issuer during the course of the normal course issuer bid.

Item 11 **Benefits from the Normal Course Issuer Bid**

None.

Item 12 **Material Changes in the Affairs of the Issuer Company**

There are currently no plans or proposals for material changes in the affairs of the Issuer which have not been publicly disclosed.

Item 13 **Certificate**

Certified complete and accurate and in compliance with Part 6 of the Rules and Policies of the Exchange.

This notice contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

Per: ______________________________
Michael Kennedy, Corporate Secretary

Insider transaction detail - View details for insider

Transactions sorted by : Insider
Insider company name : bioms (Starts with)
Filing date range : July 1, 2003 - October 30, 2003
Equity securities : American Depository Receipts, Common Shares, Convertible Preferred Shares, Exchangeable Shares, General Partnership Units, Instalment Receipts, Limited Partnership Units, Multiple Voting Shares, Non-Voting Shares, Participation Units, Preferred Shares, Special Shares, Subordinate Voting Shares, Trust Units, Units, Other

Insider name: BioMS Medical Corp.

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance
Security designation: Common Shares Class A								
72385	2003-08-22	2003-09-02	Direct Ownership :	00 - Opening Balance-Initial SEDI Report				
72387	2003-08-22	2003-09-02	Direct Ownership :	10 - Acquisition or disposition in the public market	+1,900	3.1600	1,900	

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance
72388	2003-08-25	2003-09-02	Direct Ownership :	10 - Acquisition or disposition in the public market	+100	3.1600	2,000	
72390	2003-08-25	2003-09-02	Direct Ownership :	10 - Acquisition or disposition in the public market	+2,300	3.1300	4,300	
72391	2003-08-25	2003-09-02	Direct Ownership :	10 - Acquisition or disposition in the public market	+600	3.1500	4,900	
73257	2003-08-26	2003-09-03	Direct Ownership :	10 - Acquisition or disposition in the public market	+400	3.1500	5,300	
73258	2003-08-26	2003-09-03	Direct Ownership :	10 - Acquisition or disposition in the public market	+700	3.1300	6,000	
73260	2003-08-27	2003-09-03	Direct Ownership :	10 - Acquisition or disposition in the public market	+500	3.1300	6,500	
73261	2003-08-27	2003-09-03	Direct Ownership :	10 - Acquisition or disposition in the public market	+1,000	3.1000	7,500	
73262	2003-08-28	2003-09-03	Direct Ownership :	10 - Acquisition or disposition in the public market	+500	3.0400	8,000	
79144	2003-09-08	2003-09-10	Direct Ownership :	10 - Acquisition or disposition in the public market	+1,000	3.0500	9,000	
84126	2003-09-09	2003-09-17	Direct Ownership :	10 - Acquisition or disposition in the public market	+2,000	3.0000	11,000	
84128	2003-09-09	2003-09-17	Direct Ownership :	10 - Acquisition or disposition in the public market	+9,200	3.0900	20,200	
84131	2003-09-11	2003-09-17	Direct Ownership :	10 - Acquisition or disposition in the public market	+500	3.0500	20,700	

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance
88868	2003-09-16	2003-09-24	Direct Ownership :	10 - Acquisition or disposition in the public market	+1,000	3.1500	21,700	
88869	2003-09-18	2003-09-24	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-8,000		13,700	
88870	2003-09-19	2003-09-24	Direct Ownership :	10 - Acquisition or disposition in the public market	+700	3.1000	14,400	
88871	2003-09-19	2003-09-24	Direct Ownership :	10 - Acquisition or disposition in the public market	+200	3.1500	14,600	
88872	2003-09-19	2003-09-24	Direct Ownership :	10 - Acquisition or disposition in the public market	+300	3.1800	14,900	
91540	2003-09-22	2003-09-29	Direct Ownership :	10 - Acquisition or disposition in the public market	+1,200	3.1500	16,100	
94801	2003-09-24	2003-10-03	Direct Ownership :	10 - Acquisition or disposition in the public market	+800	3.0500	16,900	19,900
91542	2003-09-25	2003-09-29	Direct Ownership :	10 - Acquisition or disposition in the public market	+3,000	3.1000	19,900	
100256	2003-09-30	2003-10-10	Direct Ownership :	10 - Acquisition or disposition in the public market	+800	3.1000	20,700	
100261	2003-10-02	2003-10-10	Direct Ownership :	10 - Acquisition or disposition in the public market	+600	3.0000	21,300	
100266	2003-10-02	2003-10-10	Direct Ownership :	10 - Acquisition or disposition in the public market	+1,000	3.0500	22,300	
100270	2003-10-06	2003-10-10	Direct Ownership :	10 - Acquisition or disposition in the public market	+400	3.0000	22,700	

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance
100273	2003-10-07	2003-10-10	Direct Ownership :	10 - Acquisition or disposition in the public market	+500	3.0500	23,200	
100275	2003-10-07	2003-10-10	Direct Ownership :	10 - Acquisition or disposition in the public market	+700	3.0300	23,900	
102321	2003-10-09	2003-10-16	Direct Ownership :	10 - Acquisition or disposition in the public market	+300	3.0300	24,200	
102324	2003-10-09	2003-10-16	Direct Ownership :	10 - Acquisition or disposition in the public market	+2,600	3.0000	26,800	
102325	2003-10-10	2003-10-16	Direct Ownership :	10 - Acquisition or disposition in the public market	+2,000	3.0400	28,800	
102327	2003-10-14	2003-10-16	Direct Ownership :	10 - Acquisition or disposition in the public market	+500	3.0000	29,300	
102328	2003-10-14	2003-10-16	Direct Ownership :	10 - Acquisition or disposition in the public market	+1,600	2.9500	30,900	
102330	2003-10-14	2003-10-16	Direct Ownership :	10 - Acquisition or disposition in the public market	+600	2.9800	31,500	
105587	2003-10-15	2003-10-23	Direct Ownership :	10 - Acquisition or disposition in the public market	+1,500	3.0500	33,000	
105591	2003-10-16	2003-10-23	Direct Ownership :	10 - Acquisition or disposition in the public market	+1,400	2.9500	34,400	
105595	2003-10-16	2003-10-23	Direct Ownership :	10 - Acquisition or disposition in the public market	+5,900	3.0000	40,300	
105597	2003-10-17	2003-10-23	Direct Ownership :	10 - Acquisition or disposition in the public market	+800	3.0000	41,100	

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance
105600	2003-10-20	2003-10-23	Direct Ownership :	10 - Acquisition or disposition in the public market	+3,100	3.0000	44,200	
105588	2003-10-21	2003-10-23	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-26,800		17,400	